Impact capital

Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

07 May 2008

SEC No. 82-34925

08002675

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

SUPPL

Dear Sir/ Madam,

The attached papers relate to a submission by the Company under Rule 12g3-2(b) in respect to the month of April 2008.

Sincerely,

Alison Hill

Form 604

Corporations Act 2001
Section 671B

Notice of Change of interests of substantial holder

To Company Name/Scheme Impact Capital Limited

ACN/ARSN 094 503 385

1. Details of substantial holder
Name Ward Ferry Management (BVI) Limited (As Investment Manager)
ACN/ARSN (if applicable)

There was a change of interests of the substantial holder on 01/April/2008

The previous notice was given to the company on 22/Oct/2007

The previous notice was dated 18/Oct2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities (4)	Previous Notice		Present Notice	
	Person's votes	Voting power (5)	Person's Votes	Voting Power
Ordinary	4,374,000	6.71%	5,658,304	8.68%

3. Changes in relevant interests

Particulars or each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
1 April 2008	Ward Ferry Management (BVI) Limited, as Investment Manager to WF Asian Reconnaissance Fund Limited	More than 1% increase in shareholding held by the fund account.	1,284,304 shares acquired by WF Asian Reconnaissance Fund Limited on 1 April 2008 (Consideration: AUD 617,822.14)	1,284,304 Ordinary Shares	1,284,304

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Ward Ferry Management (BVI) Limited	HSBC Custody Nominees Australia Limited – A/C 2	WF Asian Reconnaissance Fund Limited	Beneficial Owner	5,658,304 Ordinary Shares	5,658,304

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Ward Ferry Management (BVI) Limited	2906-07, 29th Floor , One Exchange Square, Central, Hong Kong
WF Asian Reconnaissance Fund Limited	2906-07, 29th Floor , One Exchange Square, Central, Hong Kong

Signature

print name ____ capacity Annie Lai - Authorised Signature

For and on behalf of
WARD FERRY MANAGEMENT (BVI) LIMITED

sign here ____ date 2 April 2008

Authorized Signature(s)

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group, if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Included details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement must accompany this form, together with a written stament certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

IMPACT CAPITAL LIMITED

ABN	Quarter ended ("current quarter")
22 094 503 385	**31 MARCH 2008**

CONSOLIDATED STATEMENT OF CASH FLOWS

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers for: (note 1)		
	(a) Interest income	1,469	4,638
	(b) Fee income	131	215
1.2	Payments to suppliers for		
	(a) staff costs	(593)	(1,648)
	(b) advertising and marketing	(92)	(376)
	(c) research and development	-	-
	(d) leased assets	-	-
	(e) other working capital	(432)	(1,054)
1.3	Dividends received	-	-
1.4	Other interest income received (note 2)	29	86
1.5	Interest expense and other costs of finance paid (note 3)	(242)	(1,111)
1.6	Income taxes paid	-	(860)
1.7	Other	-	-
	Net operating cash flows	**270**	**(110)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	**Net operating cash flows (carried fwd)**	**270**	**(110)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) other intangible assets (software)	(47)	(78)
	(e) plant and equipment	(66)	(110)
	(f) other non-current assets	(7)	(7)
1.10	Proceeds from disposal of:		
	(a) businesses	-	-
	(b) equity investments	-	240
	(c) intellectual property	-	-
	(d) other intangible assets (software)	-	-
	(e) plant and equipment	-	-
	(f) other non-current assets	-	-
1.11	Loans advanced to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (note 4)		
	(a) loans advanced to customers	(12,019)	(34,534)
	(b) loans repaid by customers	5,366	19,051
	(c) payments for loans assigned by a third party	-	(1,538)
	Net investing cash flows	**(6,773)**	**(16,976)**
1.14	**Total operating and investing cash flows**	**(6,503)**	**(17,086)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings (note 5)	5,000	43,500
1.18	Repayment of borrowings (note 5)	-	(27,500)
1.19	Dividends paid	-	-
1.20	Other – transaction costs	(95)	(263)
	Net financing cash flows	**4,905**	**15,737**
	Net increase (decrease) in cash held	**(1,598)**	**(1,349)**
1.21	Cash at beginning of quarter/year to date	2,567	2,319
1.22	Exchange rate adjustments to item 1.20	-	(1)
1.23	**Cash at end of quarter**	**969**	**969**

+ See chapter 19 for defined terms.

Explanatory notes to "Cash flows related to operating activities"

Note 1:	Receipts from customers Operational receipts from customers represent interest and fee income received on the repayment of loans. As the loans to customers are not subject to periodic repayments but are repaid in one sum on final settlement of the customers underlying legal matter, the amount of interest and fee income included in the operational receipts for the period can differ significantly from the accrual based calculation of interest and fee income for recognition in the profit for the same period. On a cumulative basis however the amounts are equal. Operational receipts from customers do not include repayments of principal amounts as these are considered to be cash flows related to investing activities (refer note 7 below). (a) Interest income Interest income received includes fees charged on the establishment of the loan which form an integral part of the effective interest rate charged on funds advanced. (b) Fee income Fee income received includes annual assessment and account servicing fees, the amount of which can not be established on commencement of the loan to customers and which does not form a part of the effective interest rate.
Note 2:	Other interest income is received on surplus cash deposits held at bank.
Note 3:	Interest and financing costs are paid on facilities disclosed at item 3.1 below.

Explanatory notes to "Cash flows related to investing activities"

Note 4:	Loans advanced to and repaid by customers represent principal amounts only and are classified as investing cash flows in recognition of their capital nature. Interest and fee receipts generated from this capital investment are classified as operating receipts from customers (refer note 1) rather than as investing cash flows.

Explanatory notes to "Cash flows related to financing activities"

Note 5:	During the September quarter the Company refinanced its debt facilities with the Bank of Western Australia Ltd and in accordance with the terms of the new facility repaid in full the outstanding Bank Bill facility with National Australia Bank Limited.

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	157
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

On 18 March 2008, Impact Capital Limited unconditionally sold its investment in Impact Holdings UK Plc for $1.256 million on a deferred settlement basis. Settlement is due on 31 December, 2009 and accordingly, this sale has no effect on the Statement of Cash Flows for the current quarter.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	50,500	41,000
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	969	2,567
4.2	Deposits at call		-
4.3	Bank overdraft		-
4.4	Other Term deposits with restricted use under terms of bank bill facility agreement but which considered cash for purposes of this cash flow statement		
	Total: cash at end of quarter (item 1.23)	**969**	**2,567**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not* (delete one)~~ give a true and fair view of the matters disclosed.

Sign here: ______________________ Date: . 22 APRIL 2008
DIRECTOR ~~/ COMPANY SECRETARY~~

Print name: RUSSELL ERIC TEMPLETON

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

END